UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

China Index Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

June 12, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

CUSIP No. 16954W101	SCHEDULE 13G	Page 2 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13G	Page 3 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13G	Page 4 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 5 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 6 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13G	Page 7 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 8 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 9 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 10 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 11 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,173,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,173,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,173,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 12 of 18

ITEM 1.	(a)	NAME OF ISSUER:

China Index Holdings Limited

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Tower A, No. 20 Guogongzhuang Middle Street Fengtai District Beijing 100070, People’s Republic of China

ITEM 2.	(a)	NAME OF PERSONS FILING:

This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”).

(i)	General Atlantic Singapore Fund Pte. Ltd. (“GASF”);

(ii)	General Atlantic Singapore Fund Interholdco Ltd. (“GASF Interholdco”);

(iii)	General Atlantic Partners (Bermuda) III, L.P. (“GAP Bermuda III”);

(iv)	General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”);

(v)	GAP (Bermuda) Limited (“GAP Bermuda”);

(vi)	General Atlantic LLC (“GA LLC”);

(vii)	GAP Coinvestments III, LLC (“GAPCO III”);

(viii)	GAP Coinvestments IV, LLC (“GAPCO IV”);

(ix)	GAP Coinvestments V, LLC (“GAPCO V”); and

(x)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”).

GAP Bermuda III, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

The principal address of each of the Reporting Persons (other than GASF, GASF Interholdco, GAP Bermuda III, GenPar Bermuda and GAP Bermuda) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GASF is 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960. The principal address of GASF Interholdco, GAP Bermuda III, GenPar Bermuda and GAP Bermuda is Clarendon House, Hamilton HM 11, Bermuda.

(c)	CITIZENSHIP:

(i)	GASF – Singapore

(ii)	GASF Interholdco – Bermuda

(iii)	GAP Bermuda III – Bermuda

(iv)	GenPar Bermuda – Bermuda

(v)	GAP Bermuda – Bermuda

(vi)	GA LLC – Delaware

(vii)	GAPCO III – Delaware

(viii)	GAPCO IV – Delaware

(ix)	GAPCO V – Delaware

(x)	GAPCO CDA – Delaware

CUSIP No. 16954W101	SCHEDULE 13G	Page 13 of 18

(d)	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, par value US$0.001 per share.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A ordinary share, are listed on NASDAQ under the symbol “CIH.” The Reporting Persons directly own only ADSs and do not directly own any Class A ordinary shares

(e)	CUSIP NUMBER

16954W101* *This CUSIP applies to the ADSs, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

As of June 12, 2019, the Reporting Persons owned the following number of Class A ordinary shares:

(i)	GASF owned of record 7,173,900 ADSs representing 7,173,900 underlying Class A ordinary shares, or approximately 9.9% of the issued and outstanding Class A ordinary shares.

(ii)	GASF Interholdco owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(iii)	GAP Bermuda III owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(iv)	GenPar Bermuda owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(v)	GAP Bermuda owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(vi)	GA LLC owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(vii)	GAPCO III owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(viii)	GAPCO IV owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(ix)	GAPCO V owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(x)	GAPCO CDA owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

CUSIP No. 16954W101	SCHEDULE 13G	Page 14 of 18

The majority shareholder of GASF is GASF Interholdco. The members of GASF Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds. The general partner of GAP Bermuda III is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are 29 managing directors of GA LLC (the “GA Managing Directors”) as of the date hereof. The GA Managing Directors are also the officers and voting shareholders of GAP (Bermuda) Limited. Each of the GA Managing Directors disclaims ownership of the ADSs and the underlying Class A ordinary shares except to the extent he or she has a pecuniary interest therein. The name, the business address and the citizenship of each of the GA Managing Directors and the directors of GASF and GASF Interholdco is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 7,173,900 ADSs representing 7,173,900 underlying Class A ordinary shares.

Percentage Owned:

All calculations of percentage ownership herein are based on an aggregate of 72,475,630 Class A ordinary shares of the Issuer reported to be outstanding in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on June 6, 2019.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)
Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the ADSs and underlying Class A ordinary shares as indicated on such Reporting Person’s cover page included herein.

(ii)
Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 7,173,900 ADSs, representing 7,173,900 underlying Class A ordinary shares, that may be deemed to be owned beneficially by each of them.

CUSIP No. 16954W101	SCHEDULE 13G	Page 15 of 18

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16954W101	SCHEDULE 13G	Page 16 of 18

Exhibit Index

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 16954W101	SCHEDULE 13G	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2019

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
Name:	Ong Yu Huat
Title:	Director

GENERAL ATLANTIC SINGAPORE FUND INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Vice President

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Vice President

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13G	Page 18 of 18

GAP COINVESTMENTS III, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS V, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By: General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

SCHEDULE A

GA Managing Directors (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Chris Caulkin	23 Savile Row London W1S 2ET United Kingdom	United States
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Alex Crisses	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Michelle Dipp	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Roni Elchahal	23 Savile Row London W1S 2ET United Kingdom	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Pamela Fang	Suite 5704 - 5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	United States
Andrew Ferrer	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Wai Hoong Fock	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore

Name	Business Address	Citizenship
Aaron Goldman	23 Savile Row London W1S 2ET United Kingdom	United States
David C. Hodgson (Vice Chairman)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Peter Munzig	228 Hamilton Avenue Palo Alto, CA 94301	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Joern Nikolay	Luitpoldblock Amiraplatz 3 80333 München Germany	Germany

Name	Business Address	Citizenship
Shantanu Rastogi	Level 19, Birla Aurora Dr. Annie Besant Road Worli Mumbai 400 030 India	India
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Ashish Saboo
General Atlantic Singapore Fund Management Pte. Ltd. (Representative Office)
Unit # 2817, 28th Floor,
DBS Bank Tower,
Ciputra World One,
Jl Prof. Dr. Satrio Kav. 3-5,
Kel. Karet Kuningan, Kec. Setiabudi,
Jakarta Selatan 12940, Indonesia
India
Paul Stamas	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Tanzeen Syed	55 East 52nd Street 33rd Floor New York, New York 10055	United States and Bangladesh
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Chi Eric Zhang	Unit 2707 Tower S2 Bund Finance Centre No. 600 Zhongshan Dong Er Road Huangpu District Shanghai, 200010 China	Hong Kong SAR

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia

Directors of General Atlantic Singapore Fund Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Thomas J. Murphy	600 Steamboat Road Greenwich, Connecticut 06830	United States
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

June 21, 2019

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
Name:	Ong Yu Huat
Title:	Director

GENERAL ATLANTIC SINGAPORE FUND INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Vice President

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Vice President

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS III, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS V, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By: General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director